                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For July 27, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                         Form 40-F
                       -----                                 -----

         Indicate  by  check  mark if the  registrant  is  submitting  the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                 Yes                                  No   X
                     -----                               -----

This Form 6-K consists of:

                       NORTHWESTERN MINERAL VENTURES INC.

                          36 Toronto Street, Suite 1000
                            Toronto, Ontario M5C 2C5

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that a special meeting (the "MEETING") of the shareholders of Northwestern Mineral Ventures Inc. (the "CORPORATION") will be held at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300,
Toronto, Ontario M5H 3W5 on Monday, the 22nd day of August, 2005, at 3:00 p.m.
(Toronto time) for the following purposes:

1.       to consider and, if thought fit, to pass a special resolution substantially in the form attached as Schedule A to the management information circular authorizing the Corporation to file Articles of
         Amendment to subdivide each issued common share of the Corporation into two (2) issued common shares of the Corporation; and

2.       to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO
COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY, AND TO RETURN IT IN THE
ENVELOPE PROVIDED FOR THAT PURPOSE.

         A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, Equity Transfer Services
Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 on or
before the close of business of the last business day preceding the day of the
Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the time of voting. Shareholders who are unable to attend the
Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the
Meeting.

         DATED at Toronto, Ontario as of the 18th day of July, 2005.

                                  BY ORDER OF THE BOARD OF DIRECTORS

                                  (signed)

                                  ---------------------------------------
                                  Kabir Ahmed
                                  President and Chief Executive Officer

                         MANAGEMENT INFORMATION CIRCULAR

                                       OF

                       NORTHWESTERN MINERAL VENTURES INC.

                         SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON AUGUST 22, 2005

                                  JULY 18, 2005

                             SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE "INFORMATION CIRCULAR") IS FURNISHED IN
CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF NORTHWESTERN MINERAL
VENTURES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE SPECIAL MEETING
(THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND
PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. While it
is expected that the solicitation will be primarily by mail, proxies may also be solicited personally by regular employees of the Corporation at nominal cost.
The cost of solicitation by management will be borne directly by the
Corporation. None of the directors of the Corporation have advised management in writing that they intend to oppose any action intended to be taken by management at the Meeting.
                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO
REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent of the Corporation, Equity Transfer Services Inc. at Suite
420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivering the completed proxy to the Chairman of the Meeting on the day of the Meeting or any
adjournment thereof prior to the time of voting.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.       by delivering another properly executed form of proxy bearing a later date and depositing it as described above;

2.       by depositing an instrument in writing revoking the proxy executed by him or her:

         (a)        with Equity Transfer Services Inc. at any time up to and
                    prior to the close of business on the last business day
                    preceding the day of the Meeting, or any adjournment
                    thereof, at which the proxy is to be used; or

         (b)        with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the
                    Meeting or any adjournment thereof, as applicable; or

3.       in any other manner permitted by law.

                                VOTING OF PROXIES

Shares represented by properly executed proxies WILL BE VOTED OR VOTED AGAINST
IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE
CALLED FOR AND IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTERS
TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY. Where there is no choice specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED
FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN

                                        2

THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this
Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to management of the
Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares ("COMMON SHARES"). As of July 18, 2005, the Corporation has issued and outstanding 38,427,167 Common Shares.

The Corporation shall make a list of all persons who are registered holders of
Common Shares on July 18, 2005 (the "RECORD DATE") and the number of Common
Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his Common Shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the Common Shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of July
18, 2005, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of the outstanding Common Shares.

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered"
shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "NON-REGISTERED HOLDER") in respect of Common Shares which are held either: (a) in the name of an intermediary (an "INTERMEDIARY")
that the Non-Registered Holder deals with in respect of the Common Shares (an
Intermediary includes, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's,
RESP' and similar plans); or (b) in the name of a clearing agency (such as The
Canadian Depository for Securities Limited), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 the Corporation has distributed copies of the notice of Meeting, this
Information Circular and the proxy (collectively, the "MEETING MATERIALS") to the clearing agencies and Intermediaries for onward distribution to
Non-Registered Holders. Intermediaries are required to forward the Meeting
Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting
Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

         (a)   be given a form of proxy which has already been signed by the
               Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Equity
               Transfer Services Inc.; or

                                        3

         (b)   more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the
               Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purspose of this procedure is to permit Non-Registered
Holders to direct the voting of the Common Shares which they beneficially own.
Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names in the proxy and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                             EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended
December 31, 2004 and the fiscal period commencing on September 26, 2003 (the date of incorporation of the Corporation) and ending December 31, 2003 in respect of the individuals who were, at December 31, 2004, the President and
Chief Executive Officer and the Chief Financial Officer (collectively, the
"NAMED EXECUTIVES") of the Corporation. The Corporation had no executive officers whose total salaries and bonuses during the fiscal year ended December
31, 2004 exceeded $150,000.

 SUMMARY COMPENSATION TABLE



----------------- ------------ ----------------------------------------- -------------------------------------- ---------------
                                         ANNUAL COMPENSATION                    LONG TERM COMPENSATION
----------------- ------------ ----------------------------------------- --------------------------------------
                                                                                        SHARES OR
                                                                          SECURITIES      UNITS
                                                                            UNDER       SUBJECT TO
    NAME AND                                                               OPTION/       RESALE        LTIP       ALL OTHER
   PRINCIPAL                                             OTHER ANNUAL        SARS      RESTRICTIONS   PAYOUTS     COMPENSATION
    POSITION         PERIOD      SALARY ($)  BONUS ($)  COMPENSATION ($)   GRANTED (#)      ($)         ($)            ($)
----------------- ------------ ------------ ---------- ----------------- ------------ -------------- ---------- ---------------

Kabir Ahmed,      Year ended     90,000      15,000          Nil           200,000         Nil          Nil          Nil
President and     Dec.31/04
Chief Executive
Officer
----------------- ------------ ------------ ---------- ----------------- ------------ -------------- ---------- ---------------
                  Incorp.      15,000 (1)      Nil           Nil             Nil           Nil          Nil          Nil
                  (Sept.
                  26/03) to
                  Dec.31/03
----------------- ------------ ------------ ---------- ----------------- ------------ -------------- ---------- ---------------
Roderick          Year ended      9,117       5,000          Nil           100,000         Nil          Nil          Nil
Chisolm,          Dec.31/04
Chief Financial
Officer
----------------- ------------ ------------ ---------- ----------------- ------------ -------------- ---------- ---------------
                  Incorp.          Nil         Nil           Nil             Nil           Nil          Nil          Nil
                  (Sept.
                  26/03) to
                  Dec.31/03
----------------- ------------ ------------ ---------- ----------------- ------------ -------------- ---------- ---------------


Notes

(1)      Mr. Ahmed receives a salary of $90,000 per annum, which salary commenced on November 1, 2003. Accordingly, the total amount paid to
         Mr. Ahmed for the period commencing September 26, 2003 and ending
         December 31, 2003 was based upon an annualized salary of $90,000 pro rated for the months of November and December, 2003.

                                        4

OPTION GRANTS

The following table provides details on stock options granted to the Named
Executives during the year ended December 31, 2004:


---------------------------------- ---------------- ----------------- -------------- ------------------- -------------
                                                       % OF TOTAL                     MARKET VALUE OF
                                                      OPTIONS/SARS                       SECURITIES
                                     SECURITIES       GRANTED TO                         UNDERLYING
                                        UNDER         EMPLOYEES IN     EXERCISE OR    OPTIONS/SARS ON
                                    OPTIONS/SARS       FINANCIAL       BASE PRICE    THE DATE OF GRANT    EXPIRATION
              NAME                   GRANTED (#)        YEAR(1)       ($/SECURITY)      ($/SECURITY)         DATE
---------------------------------- ---------------- ----------------- -------------- ------------------- -------------

Kabir Ahmed                          200,000(2)          66.67%          $0.575            $0.575         March 26,
                                                                                                             2009
---------------------------------- ---------------- ----------------- -------------- ------------------- -------------
Roderick Chisolm                     100,000(2)          33.33%          $0.575            $0.575         March 26,
                                                                                                             2009
---------------------------------- ---------------- ----------------- -------------- ------------------- -------------


Notes

(1)      An aggregate of 300,000 options were granted by the Corporation to employees and to the Named Executives during the financial year ended
         December 31, 2004.

(2)      Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Common Share.

AGGREGATED OPTION EXERCISES AND FINANCIAL YEAR END VALUES

The following table sets forth information concerning each exercise of options by the Named Executives during the most recently completed financial year of the
Corporation, and the financial year-end value of unexercised options held by the
Named Executive, on an aggregated basis.



------------------ ------------- -------------- -------------------------------- ----------------------------------
                                                                                       VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS/SARS AT      IN-THE-MONEY OPTIONS/SARS AT
                     SECURITIES     AGGREGATE          DECEMBER 31, 2004                  DECEMBER 31, 2004
                     ACQUIRED ON      VALUE                 (#)                                 ($)(1)
                      EXERCISE      REALIZED    --------------------------------  ---------------------------------
        NAME              #              $         EXERCISABLE   UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
------------------ ------------- -------------- -------------- -----------------  --------------- -----------------

Kabir Ahmed            Nil            Nil          200,000           0              $25,000             N/A
------------------ ------------- -------------- -------------- -----------------  --------------- -----------------
Roderick Chisolm       Nil            Nil          100,000           0              $12,500             N/A
------------------ ------------- -------------- -------------- -----------------  --------------- -----------------


Notes

(1)      The value of "in-the-money" options was calculated using the last traded price of the Common Shares on the Toronto Stock Exchange on
         December 31, 2004 of $0.70 less the exercise price of "in-the-money"
         options. "In-the-money" options are options that can be exercised at a profit (i.e., the market value of the Common Shares is higher than the price at which they can be purchased from the Corporation).

The Corporation did not effect any downward repricing of stock options during the fiscal year ended December 31, 2004.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has entered into a consulting agreement with Mr. Kabir Ahmed, the President and Chief Executive Officer of the Corporation, pursuant to which
Mr. Ahmed is paid a monthly management fee of $7,500. This agreement may be terminated upon provision of 30 days written notice by the Corporation or 90 days written notice by Mr. Ahmed.

                                        5

COMPENSATION OF DIRECTORS

Except as otherwise disclosed below, directors of the Corporation are not currently paid any fees for their services as directors, but are reimbursed for travel and other out of pocket expenses incurred in attending directors' and shareholders' meetings. Directors are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. During the year ending December 31, 2004, no fees were paid to any director of the
Corporation or a corporation associated with any director other than a one-time directors' fee of $5,000 paid to each of Jon North and Scott Waldie on September
15, 2004.

Directors are also entitled to participate in the stock option plan (the "2004
OPTION PLAN") of the Corporation. As of July 18, 2005, the Corporation had
outstanding options to purchase 960,000 Common Shares, 600,000 of which have been granted to directors. See "Summary of Stock Option Plan".

                    SECURITIES AUTHORIZED FOR ISSUANCE UNDER
                            EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2004. As of December
31, 2004, the 2004 Option Plan is the only equity compensation plan of the
Corporation.

EQUITY COMPENSATION PLAN INFORMATION



------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                                            NUMBER OF SECURITIES
                                                                                           REMAINING AVAILABLE FOR
                                 NUMBER OF SECURITIES TO BE                                  FUTURE ISSUANCE UNDER
                                  ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE    EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,         PRICE OF OUTSTANDING         (EXCLUDING SECURITIES
                                    WARRANTS AND RIGHTS         OPTIONS, WARRANTS AND     REFLECTED IN COLUMN (A)) -
         PLAN CATEGORY                     (A)                        RIGHTS               AS AT DECEMBER 31, 2004
------------------------------- ---------------------------- ---------------------------- ----------------------------

Equity compensation plans                1,060,000                      $0.61                      2,540,000
approved by securityholders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity compensation plans not               NIL                          NIL                          NIL
approved by securityholders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                                    1,060,000                      $0.61                      2,540,000
------------------------------- ---------------------------- ---------------------------- ----------------------------


SUMMARY OF STOCK OPTION PLAN

The shareholders of the Corporation approved the 2004 Option Plan on June 23,
2004. The number of Common Shares reserved for issuance under the 2004 Option
Plan may not exceed 3,600,000. During the fiscal year 2004, the Corporation granted 1,060,000 options pursuant to the 2004 Option Plan. As of July 18, 2005,
100,000 options have been exercised leaving the Corporation with 2,540,000 options available for grant under the 2004 Option Plan.

The purpose of the 2004 Option Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a

                                        6

proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the 2004 Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the
Common Shares may be listed or may trade from time to time. The number of Common
Shares reserved for issue to any one person pursuant to the 2004 Option Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than the fair market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

                    INTEREST OF CERTAIN PERSONS OR COMPANIES
                           IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Corporation, no Nominee (as defined below), none of the persons who have been directors or executive officers of the
Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
                               TO THE CORPORATION

No individual who is, or at any time during the most recently completed financial year of the Corporation was, a director, executive officer, employee or former director, executive officer or employee of the Corporation, or any of their associates, is indebted to the Corporation or any subsidiary of the
Corporation as of July 18, 2005.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the Common
Shares, or Nominee for election as a director of the Corporation, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the
Corporation's last completed fiscal year or in any proposed transaction which, in either such case, has materially affected or will materially affect the
Corporation.
                     PARTICULARS OF MATTERS TO BE ACTED UPON

2.       STOCK SPLIT. The board of directors of the Corporation has concluded that it is in the best interests of the Corporation to split (the
         "STOCK SPLIT") each of the issued Common Shares into two (2) common shares (the "NEW SHARES"). It is expected that the greater number of outstanding New Shares resulting from the Stock Split will provide a wider opportunity for investors to become shareholders of the
         Corporation and increase liquidity in the Corporation's listed securities. At the meeting, shareholders will be asked to consider, and if thought fit, approve a special resolution substantially in the form attached hereto as Schedule A, to amend the Articles of the Corporation to provide for the Stock Split. To become effective, the resolution must be passed, with or without variation, by at least two-thirds (2/3)
         of the votes cast at the

                                        7

         meeting in person or by proxy by holders of the Common Shares entitled to vote thereat. The Corporation has no intention of changing its name in connection with the Stock Split.

         Completion of the Stock Split is subject to approval by the TSX Venture
         Exchange. The Stock Split will only become effective following the filing of Articles of Amendment (the "EFFECTIVE DATE"). In the event that the Corporation files such Articles of Amendment, each certificate representing Common Shares of the Corporation will continue to represent the same number of New Shares following the Effective Date and each registered holder of Common Shares at the close of business on the Effective Date will be entitled to receive a further certificate representing one (1) additional New Share for every Common Share held on the Effective Date. As soon as practicable following the Effective
         Date, the Corporation will mail to shareholders registered as of the close of business on the Effective Date certificates representing the additional New Shares to which they are entitled as a result of the
         Stock Split. SHARE CERTIFICATES PRESENTLY OUTSTANDING SHOULD BE
         RETAINED AND NOT SENT TO THE CORPORATION OR ITS TRANSFER AGENT.

The board of directors of the Corporation reserves the right to revoke all or part of the Articles of Amendment at any time prior to their becoming effective, or not to proceed with the filing of the Articles of Amendment at all.

                             ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at
www.sedar.com. Financial information concerning the Corporation is provided in the Corporation's comparative financial statements and management's discussion and analysis for the financial year ended December 31, 2004.

Shareholders wishing to obtain a copy of the Corporation's financial statements and management's discussion and analysis may contact the Corporation as follows:

                       Northwestern Mineral Ventures Inc.
                          36 Toronto Street, Suite 1000
                                   Toronto, ON
                                     M5C 2C5
                                 (416) 365-6580

                               DIRECTORS' APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Toronto, Ontario as of the 18th day of July, 2005.

                                 BY ORDER OF THE BOARD OF DIRECTORS

                                 (signed)
                                 -----------------------------------------------
                                 Kabir Ahmed
                                 Preside President and Chief Executive Officer

                                  SCHEDULE "A"
                       RESOLUTIONS OF THE SHAREHOLDERS OF
                       NORTHWESTERN MINERAL VENTURES INC.

AUTHORIZING SPLIT OF COMMON SHARES
----------------------------------

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.       the Articles of the Corporation be amended to subdivide each of the issued common shares of the Corporation into two (2) common shares of the Corporation;

2.       any director or officer of the Corporation, is hereby authorized to execute and deliver all documents (including, without limitation, the requisite articles of amendment) and take such other actions as such director or officer determines to be necessary or desirable to give effect to the foregoing, such determination to be conclusively evidenced by the execution of any such document or taking of any such action by such director or officer; and

3.       notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may, on their own initiative and without further approval of the shareholders of the Corporation, revoke the foregoing resolution at any time prior to the issue of a certificate of amendment in respect of the amendment of the articles referred to above.

                       NORTHWESTERN MINERAL VENTURES INC.
                                      PROXY

                         SPECIAL MEETING OF SHAREHOLDERS
                                 AUGUST 22, 2005

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                       NORTHWESTERN MINERAL VENTURES INC.

         The undersigned shareholder of Northwestern Mineral Ventures Inc. (the
"Corporation") hereby nominates, constitutes and appoints Kabir Ahmed, President and Chief Executive Officer of the Corporation, or failing him, Scott Waldie,
Director of the Corporation, or instead of either of them,_____________, as nominee of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of shareholders of the Corporation to be held on the 22nd day of August, 2005 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

         THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE
IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY
WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE
RESOLUTIONS REFERRED TO BELOW.

         THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF
ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF MEETING
OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH
MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

         A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT
BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING
OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE
EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND
STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER
FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

         TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S REGISTRAR
AND TRANSFER AGENT, EQUITY SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST,
TORONTO, ONTARIO, M5H 4C3, ON OR BEFORE THE CLOSE OF BUSINESS OF THE LAST
BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT
WHICH THE PROXY IS TO BE USED, OR BE DELIVERED TO THE CHAIRMAN OF THE MEETING ON
THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.

         The nominees are directed to vote the shares represented by this proxy as follows:

1.       TO VOTE FOR ______ OR VOTE AGAINST ______ a special resolution authorizing the Corporation to file Articles of Amendment to subdivide each issued Common Share into two (2) issued Common Shares, substantially in the form of resolution which is appended as Schedule A to the management information circular; and

2.       at the nominee's discretion to vote upon any amendments or variations to matters specified in the notice of the special meeting or upon any other matters as may properly come before the special meeting or any adjournments thereof.

                                     THE SHARES REPRESENTED BY THIS PROXY WILL
                                     BE VOTED IN ACCORDANCE WITH THE
                                     INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT
                                     CALLED AT THE SPECIAL MEETING. UNLESS A
                                     SPECIFIC INSTRUCTION IS INDICATED, SAID
                                     SHARES WILL BE VOTED FOR CONFIRMATION
                                     AND/OR APPROVAL OF THE MATTERS SPECIFIED IN
                                     ITEM 1 WHICH IS SET FORTH IN THE
                                     ACCOMPANYING MANAGEMENT PROXY CIRCULAR,
                                     RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

                                     THIS PROXY REVOKES AND SUPERSEDES ALL
                                     PROXIES OF EARLIER DATE.

                                     DATED this     day of         , 2005.

                                     PRINT NAME:
                                                 ------------------------

                                     SIGNATURE:
                                               --------------------------

                                     NOTES:

                                     1. This proxy must be signed by the
                                     shareholder or his attorney duly authorized
                                     in writing, or if the shareholder is a
                                     corporation, by the proper officers or
                                     directors under its corporate seal, or by
                                     an officer or attorney thereof duly
                                     authorized.

                                     2. A person appointed as nominee to
                                     represent a shareholder need not be a
                                     shareholder of the Corporation.

                                     3. Please date this proxy. If not dated,
                                     this proxy is deemed to bear the date on
                                     which it was mailed on behalf of the
                                     management of the Corporation.

                                     4. The proxy ceases to be valid one year
                                     from its date.

                                     5. Each shareholder who is unable to attend
                                     the meeting is respectfully requested to
                                     date and sign this form of proxy and return
                                     it using the self-addressed envelope
                                     provided.

                                     6. If your address as shown is incorrect,
                                     please provide your correct address when
                                     returning this proxy.

                                      -2-

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Kabir Ahmed
                                           -------------------
                                              Kabir Ahmed
                                              President

Date: July 27, 2005